  Exhibit 99.2

CONSENT OF QUALIFIED PERSON

March 14, 2019

To:
British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Re:
Auryn Resources Inc. Consent under National Instrument 43-101

I, Andrew J. Turner, P.Geol., do hereby consent to the public filing with the regulatory authorities referred to above of the report titled “TECHNICAL REPORT ON THE SOMBRERO PROJECT, AYACUCHO DEPARTMENT, PERU” (the “Technical Report”), prepared for Auryn Resources Inc. and dated March 1, 2019.